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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             Internet America, Inc.
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                                (NAME OF ISSUER)


                     Common Stock, par value $0.01 per share
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                         (TITLE OF CLASS OF SECURITIES)


                                    46058Y109
                                 --------------
                                 (CUSIP NUMBER)


                                 James McClure
                            107 W. McLaurine Street
                           Sardis, Mississippi 38666
                                 (662) 487-2835

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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                December 31, 2001
                 -------------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 46058Y109                    13D                     Page 2 of 5 Pages


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1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    James McClure
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
           (b) [ ]

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3          SEC USE ONLY

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4          SOURCE OF FUNDS*

                    PF
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)      [ ]

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
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                    7       SOLE VOTING POWER
    NUMBER OF
      SHARES                702,599
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       8       SHARED VOTING POWER
       EACH
    REPORTING               -0-
      PERSON        ------------------------------------------------------------
       WITH         9       SOLE DISPOSITIVE POWER

                            702,599
                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            -0-
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    702,599
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES* [ ]
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.0%
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14         TYPE OF REPORTING PERSON*

                    IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D-MCCLURE:

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CUSIP NO. 46058Y109                    13D                     Page 3 of 5 Pages


SCHEDULE 13D

         The summary descriptions contained in this report of certain agreements and documents are qualified in their entirety by reference to the complete texts of those agreements and documents filed as Exhibits to this Schedule 13D and incorporated herein by reference.

ITEM 1. SECURITY AND ISSUER. The title and class of equity securities to which this Schedule 13D relates is the shares of common stock, par value $0.01 per share (the "Common Stock"), of Internet America, Inc., a Texas corporation (the "Issuer"). The address of the principal executive offices of the Issuer is One Dallas Centre, 350 North St. Paul, Suite 3000, Dallas, Texas 75201.

         ITEM 2. IDENTITY AND BACKGROUND. James McClure (the "Reporting Person") is a resident of the State of Mississippi whose principal business address is 107 W. McLaurine Street, Sardis, Mississippi 38666. His principal business is senior partner in the law firm of McClure & Shuler whose business address is 107
W. McLaurine Street, Sardis, Mississippi 38666. The Reporting Person is a citizen of the United States.

         The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. The Reporting Person acquired its 702,599 shares of Common Stock on December 31, 2001, from the J. N. Palmer Family Partnership, L.P., in a private transaction at the price of $0.32 per share, which was the market price on the date of purchase.

         ITEM 4. PURPOSE OF TRANSACTION. The acquisition by the Reporting Person was made for investment purposes. However, the Reporting Person will continually evaluate the business, financial condition, and prospects of the Issuer, market price of the Common Stock, alternative investments, and conditions in the economy and the Issuer's industry for the purpose of determining whether further investments or sales in the Issuer's Common Stock will be made. Based upon this evaluation, the Reporting Person may from time to time after the date of this statement purchase or sale additional shares of Common Stock on the open market, in private transactions and/or in other transactions.

         Except as otherwise set forth herein, the Reporting Person does not have any present plans or proposals that relate to or that would result in any of the following actions:


SCHEDULE 13D-MCCLURE:

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CUSIP NO. 46058Y109                    13D                     Page 4 of 5 Pages


         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. The Reporting Person beneficially owns 702,599 shares, or 7.0%, of the outstanding Common Stock of the Issuer. The Reporting Person beneficially owns all of the Shares by direct ownership and possesses sole voting power and sole dispositive power with respect to all of the Shares. The Reporting Person has not had any transactions in the securities of the Issuer 60 days prior to December 31, 2001 (the date of the event which requires filing this Statement).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. There are no contracts, arrangements, understandings or relationships (legal or otherwise) among either the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable



SCHEDULE 13D-MCCLURE:

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CUSIP NO. 46058Y109                    13D                     Page 5 of 5 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 18, 2002                      JAMES MCCLURE



                                             By:  /s/ James McClure
                                                -------------------


SCHEDULE 13D-MCCLURE: